

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 29, 2017

Francisco D'Souza
Chief Executive Officer
Cognizant Technology Solutions Corporation
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, NJ 07666

> **Re:** **Cognizant Technology Solutions Corporation**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 8-K dated August 3, 2017**
> **File No. 000-24429**

Dear Mr. D'Souza:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K dated August 3, 2017

Exhibit 99.1

1.   Your discussion of Third Quarter & Full Year 2017 Outlook lacks mention of the most comparable GAAP measures, which causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please provide a discussion of the most comparable GAAP measures in your next earnings release. See Instruction 2 to Item 2.02 Form 8-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services